Mail Stop 4561

June 12, 2008

William S. McCalmont
Chief Financial Officer
The St. Joe Company
245 Riverside Avenue
Suite 500
Jacksonville, FL 32202

      Re: **The St. Joe Company**
               Form 10-K for Fiscal Year Ended
               December 31, 2007
               Filed February 25, 2008
               File No. 001-10466

Dear Mr. McCalmont:

We have reviewed your filing and have the following comments. We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Pension Plan, page 28

1.   We note management's use of independent third parties in various estimation processes, including pension plan accounting. Please provide us with management's analysis supporting a conclusion that these independent third parties are not experts. Alternatively, please name the third parties and provide the appropriate consents.

Exhibits 31.1 and 31.2

2.   We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have removed "(the registrant's fourth fiscal quarter in the case of an annual report)" from paragraph 4(d) and you have removed "(or persons performing the equivalent functions)" from paragraph 5. Please revise your certifications in future filings to comply with the Exchange Act Rules.

*   *   *   *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filings;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

        You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the
undersigned at (202) 551-3629 if you have questions.

                                                    Sincerely,

                                                    Kevin Woody
                                                    Branch Chief